EXHIBIT H-1

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                                                                  Exhibit H-1


                         UNITED STATES OF AMERICA
                                BEFORE THE
                    SECURITIES AND EXCHANGE COMMISSION

Energy East Corporation       )                        File No.
                              )
Energy East Enterprises, Inc. )                        ____________

                             Notice of Filing

     Take notice that Energy East Corporation ("EEC"), P.O. Box 12904, Albany, New York 12212-2904, an exempt public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an Application pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Act in which EEC requests that the Securities and Exchange Commission authorize the transaction (the "Transaction") pursuant to which EEC, through Energy East Enterprises, Inc. ("EEC Enterprises"), a wholly-owned subsidiary of EEC, will acquire at least 50% of the membership interests of CMP Natural Gas, L.L.C. ("Maine GasCo"), a Maine limited liability company.1 Maine GasCo will construct, own and operate a small local natural gas distribution system in Maine.

     EEC's principal subsidiary, New York State Electric & Gas Corporation ("NYSEG"), a combination electric and gas utility company incorporated under the laws of the State of New York, is engaged in the business of transmitting and distributing electricity, transporting and distributing natural gas and generating electricity from its nuclear and hydroelectric stations all in the central, eastern and western parts of the State of New York. NYSEG's natural gas business consists primarily of rural natural gas distribution, covering 6,116 square miles with a population of 1,072,000 people. Approximately 28.5% of NYSEG's gas supply originates from the Western Canadian Sedimentation Basin, 63.0% from the Texas and Louisiana basins, 7.2% from Appalachia and 1.3% from other sources. The natural gas NYSEG receives from the Western Canadian Sedimentation Basin is delivered through the TransCanada Pipeline.

     The Maine Public Utilities Commission ("MPUC") has authorized Maine GasCo to furnish natural gas service, on a non-exclusive basis, in certain areas of Maine not currently receiving natural gas service. Maine GasCo expects to derive its supply of natural gas from the Western Canadian Sedimentation Basin via the proposed Portland Natural Gas Transmission System pipeline ("PNGTS"), which will be

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     1  The remaining membership interests of Maine GasCo will be held by New England Gas Development Corporation ("New England Gas"), a subsidiary of CMP Group, Inc. ("CMP Group") an exempt public utility holding company and the parent holding company of Central Maine Power Company ("CMP").
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interconnected with the TransCanada Pipeline, and from the gas fields near Sable Island off Nova Scotia via the proposed Maritimes & Northeast pipeline. When fully developed, Maine GasCo will continue to receive at least 50% of its gas supply from the Western Canadian Sedimentation Basin through the TransCanada Pipeline and the PNGTS pipeline. As a public utility under Maine Law, Maine GasCo will be subject to regulation by the MPUC as to rates and other matters.

     It is currently contemplated that EEC, through EEC Enterprises, will acquire at least 50% of the membership interests of Maine GasCo and CMP Group, through New England Gas, will hold the remaining membership interests. The MPUC has authorized initial capital contributions by the members of Maine GasCo totaling $20 million.

     EEC Enterprises and New England Gas are parties to a Joint Venture Agreement dated as of November 13, 1997, as amended (the "Joint Venture Agreement"), which provides for, among other things, the formation of Maine GasCo. Each member's ownership interest is subject to adjustment in accordance with the Joint Venture Agreement. The Joint Venture Agreement establishes a Management Committee consisting of three EEC Enterprises appointees and three New England Gas appointees and generally vests a designated Manager, who will be located in Maine, with exclusive authority to manage the business of Maine GasCo within the limitations set forth in the Joint Venture Agreement. The Joint Venture Agreement authorizes the Manager to perform any and all acts customary or incident to the business of Maine GasCo. The Joint Venture Agreement also authorizes the Manager to delegate authority and to hire or contract for appropriate and necessary services. Certain actions may be taken by the Manager only upon the affirmative vote of a majority of the members of the Management Committee. The Joint Venture Agreement provides for the resolution of stalemates or impasses among the Management Committee by appeal to the Chief Executive Officers of the Maine GasCo members, and by arbitration in the event that the Chief Executive Officers are unable to resolve the impasse.

     The applicant states that the Transaction will satisfy all of the requirements of Section 10 of the Act, including Section 10(c)(2) of the Act. Specifically, (1) the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers; (2) the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable; (3) the Transaction will not unduly complicate the capital structure of the EEC holding company system; (4) the Transaction is in the public interest and the interests of consumers and investors; (5) the Transaction will tend towards the development of an integrated gas utility system; and (6) the Transaction will comply with all applicable State laws

     Section 10(c)(2) of the Act provides that the Commission shall not approve "the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." Specifically, the applicant states that the
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acquisition by EEC of such voting securities of Maine GasCo will satisfy the integration standard set forth in Section 2(a)(29)(B) of the Act, in that Maine GasCo and NYSEG's gas systems will share a common source of supply (the Western Canadian Sedimentation Basin) and will be operated as a single coordinated system. Furthermore, the applicant asserts that their investment in Maine GasCo, as well as their ongoing involvement with Maine GasCo's operations, will be critical to the development of a gas utility system in an area which does not currently receive natural gas service. Finally, the applicant states that, taking into account the current "state of the art" in the natural gas industry, the area or region served by NYSEG in New York and by Maine GasCo will not be "so large as to impair ... the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the applicant notes that the day-to-day operations of Maine GasCo will be under the direction of its Manager. The management of Maine GasCo will be independent of, but coordinated with (in order to promote efficient operation) NYSEG, and will be subject to effective local regulation by the MPUC.

     The applicant believes that the Transaction will provide significant financial and organizational advantages to Maine GasCo and as a result, substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2) of the Act. The Transaction will create opportunities for EEC's gas operations and Maine GasCo to achieve savings, chiefly in the areas of management expertise and joint management of their respective portfolios of gas supply, transportation and storage assets. Maine GasCo will be able to achieve substantial economies in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger NYSEG gas system. Maine GasCo and its customers will also benefit from NYSEG's expertise in such areas as procurement and materials management; finance and accounting; and gas system engineering and construction management.

     The applicant states that EEC will continue to qualify for exemption under Section 3(a)(1) of the Act as an "intrastate" holding company even after acquiring Maine GasCo's voting securities because Maine GasCo will only account for a de minimis part of EEC's income. In this regard, EEC estimates that Maine GasCo will account for less than 1% of its consolidated income in 1999 and 2000. In addition, the applicant states that EEC Enterprises will be entitled to an exemption under Section 3(a)(1) of the Act because EEC Enterprises and Maine GasCo will both be organized and carry on their business in the State of Maine, and neither EEC Enterprises nor Maine GasCo will derive a material part of its income from a public utility subsidiary that carries on its business and/or is organized outside of the State of Maine.

     All interested persons are referred to the application for complete statements of the proposed transaction summarized above. The application is available for public inspection through the Commission's Office of Public Reference.
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     Interested persons wishing to comment or request a hearing on the application should submit their views in writing by ______________ __, ____, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted.